"
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 3, 1998
                        SECURITIES ACT FILE NO. 333-37243
                    INVESTMENT COMPANY ACT FILE NO. 811-07957

                            ------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM FLOATING RATE FUND)

                                (Name of Issuer)
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM FLOATING RATE FUND)

                      (Name of Person(s) Filing Statement)

                SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)
                                   00141K-10-5
                      (CUSIP Number of Class of Securities)
                              WILLIAM J. GUILFOYLE
                       GT GLOBAL FLOATING RATE FUND, INC.
                         (d/b/a AIM FLOATING RATE FUND)

                        50 CALIFORNIA STREET, 27TH FLOOR

                         SAN FRANCISCO, CALIFORNIA 94111

                                 (415) 392-6181

           (Name, Address and Telephone Number of Person Authorized to

   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

      ARTHUR J. BROWN, ESQ.                         SAMUEL D. SIRKO, ESQ.
     R. CHARLES MILLER, ESQ.                         A I M ADVISORS, INC.
   KIRKPATRICK & LOCKHART LLP                         11 GREENWAY PLAZA
  1800 MASSACHUSETTS AVE. N.W.                            SUITE 100
     WASHINGTON, D.C. 20036                         HOUSTON, TEXAS 77046
                                                       (713) 626-1919

                                 AUGUST 3, 1998
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


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CALCULATION OF FILING FEE

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Transaction Valuation:    $22,000,000(a)     Amount of Filing Fee:  $4,400.00(b)
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(a)   Calculated as the aggregate maximum purchase price to be paid for
      2,200,000 shares in the offer, based upon the net asset value per share of $10.00 on July 24, 1998.

(b)   Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                          -----------------------------------------------------
Form or Registration
 No.:
                          -----------------------------------------------------
Filing Party:
                          -----------------------------------------------------
Date of Filing:
                          -----------------------------------------------------
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ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is GT Global Floating Rate Fund, Inc., doing business as AIM Floating Rate Fund, a closed-end investment company organized as a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 50 California Street, 27th Floor, San Francisco, California 94111 and 1166 Avenue of the Americas, New York, New York 10036.

    (b) The title of the securities being sought is shares of common stock, par value $0.001 per share (the "Shares"). As of July 24, 1998, there were approximately 22,351,908 Shares issued and outstanding.

    The Fund is seeking tenders for up to 2,200,000 Shares (the "Offer"), at net asset value per Share (the "NAV") calculated on the day the tender offer terminates, less any "Early Withdrawal Charge," upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 1998 (the "Offer to Purchase"). A copy of each of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit
(a)(2), respectively. Reference is hereby made to the Cover Page and Section 1 ("Price; Number of Shares") of the Offer to Purchase, which are incorporated herein by reference. GT Global, Inc., an affiliate of the Fund, currently anticipates tendering approximately 500,000 shares pursuant to the Offer. The Fund has been informed that no other Director, officer or affiliate of the Fund intends to tender Shares pursuant to the Offer.

    (c) The Shares are not currently traded on an established trading market.

    (d) Not Applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is hereby made to Section 10 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Reference is hereby made to Section 8 ("Purpose of the Offer"), Section 9 ("Certain Effects of the Offer") and Section 10 ("Source and Amount of Funds") of the Offer to Purchase, which are incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. Reference is also made to the recent sale of the Fund's investment adviser and distributor to AMVESCAP PLC and related corporate transactions, which are described in Section 12 ("Certain Information About the Fund") of the Offer to Purchase, which is incorporated herein by reference. The Fund otherwise has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund; (d) any change in the present Board of Directors or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of Directors, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; or (g) changes in the Fund's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person. Paragraphs (h) through (j) of this Item 3 are not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Except for the issuance by the Fund of approximately 1,738,193 Shares during the past 40 business days, all at prices equal to NAV on the date of sale, and the Fund's purchase of approximately 860,113 Shares in its last offer to purchase, which expired on June 16, 1998, there have not been any transactions involving the Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The Fund does not know of any contract, arrangement, understanding or relationship relating directly or indirectly, to the Offer (whether or not legally enforceable) between the Fund, any of the Fund's executive officers or Directors, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

    (a) Reference is hereby made to the financial statements included as Exhibit
(g)(1) hereto, which are incorporated herein by reference.

    (b) None.

ITEM 8. ADDITIONAL INFORMATION.

    (a) None.

    (b) None.

    (c) Not applicable.

    (d) None.

    (e) On May 29, 1998, Liechtenstein Global Trust AG ("LGT"), the former indirect parent organization of INVESCO Senior Secured Management, Inc. (the "Sub-Adviser"), consummated a purchase agreement with AMVESCAP PLC pursuant to which AMVESCAP PLC acquired LGT's Asset Management Division, which included the Sub-Adviser, INVESCO (NY), Inc. ("INVESCO (NY)") and certain other affiliates. As a result of this transaction, the Sub-Adviser and INVESCO (NY) are each indirect wholly owned subsidiaries of AMVESCAP PLC.

        The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(i)  Advertisement to be printed in THE WALL STREET JOURNAL.
(a)(1)(ii) Offer to Purchase.
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Letter to Shareholders.
(b)(1) Credit Agreement by and among The First National Bank of Boston and certain GT Global Funds.*
(b)(2) First Amendment to Credit Agreement by and among BankBoston, N.A., formerly known as The First National Bank of Boston, and certain GT Global Funds.*
(b)(3) Credit Agreement by and among State Street Bank and Trust Company and certain GT Global Funds.*
(b)(4) Second Amendment to Credit Agreement by and among BankBoston, N.A., formerly known as The First National Bank of Boston, and certain GT Global Funds.**
(b)(5) First Amendment and Written Consent to Credit Agreement by and among State Street Bank and Trust Company and certain AIM/GT Funds.
(c)-(f)    Not Applicable.
(g)(1) Audited Financial Statements of the Fund for the period May 1, 1997 (commencement of operations) to December 31, 1997.
------------------------------------
           * Previously filed in the Fund's Issuer Tender Offer Statement as filed with the Securities and Exchange Commission on August 25, 1997.
          ** Previously filed in the Fund's Issuer Tender Offer Statement as filed with the Securities and Exchange Commission on March 3, 1998.


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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GT GLOBAL FLOATING RATE FUND, INC.
                                          (d/b/a AIM FLOATING RATE FUND)

                                          By:  /s/  MICHAEL A. SILVER
                                             -----------------------------
                                          Michael A. Silver, Assistant
                                          Secretary

August 3, 1998

                                  EXHIBIT INDEX

 EXHIBIT
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(a)(1)(i)   Advertisement to be printed in THE WALL STREET JOURNAL.
(a)(1)(ii)  Offer to Purchase.
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Letter to Shareholders.
(b)(1)      Credit Agreement by and among The First National Bank of Boston and certain GT Global Funds.*
(b)(2) First Amendment to Credit Agreement by and among BankBoston, N.A., formerly known as the First National Bank of Boston, and certain GT Global Funds.*
(b)(3) Credit Agreement by and among State Street Bank and Trust Company and certain GT Global Funds.*
(b)(4)      Second Amendment to Credit Agreement by and among BankBoston,
            N.A., formerly known as The First National Bank of Boston, and certain GT Global Funds.**
(b)(5) First Amendment and Written Consent to Credit Agreement by and among State Street Bank and Trust Company and certain AIM/GT Funds.
(c)-(f)     Not Applicable.
(g)(1) Audited Financial Statements of the Fund for the period May 1, 1997 (commencement of operations) to December 31, 1997.
-----------------------------------
         * Previously filed in the Fund's Issuer Tender Offer Statement as filed with the Securities and Exchange Commission on August 25, 1997.
         ** Previously filed in the Fund's Issuer Tender Offer Statement as filed with the Securities and Exchange Commission on March 3, 1998.